First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116
March 11, 2010
VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Michael Seaman
Division of Corporation Finance

RE:	First Interstate BancSystem, Inc.
Registration Withdrawal Request
Amendment No. 1 to Registration Statement on Form 8-A (File No. 001-34653)
Ladies and Gentlemen:
     This letter is filed in reference to Amendment No. 1 to the Application for Registration on Form 8-A (File No. 001-34653) of First Interstate BancSystem, Inc., a Montana corporation (the “Company”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2010 (the “Form 8-A/A”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the filing of the Form 8-A/A was to amend in its entirety the Company’s Application for Registration on Form 8-A filed with the Commission on April 15, 2002, pursuant to Section 12(g) of the Exchange Act (the “Original Form 8-A12G”).
     The Company’s filing agent, Bowne & Co. (the “Filing Agent”), was instructed to file the Form 8-A/A with EDGAR filing code submission type “8-A12G/A”. The Filing Agent, however, was unable to process the filing request with that submission type, as evidenced by the attached EDGAR test filing suspensions. In order to process the request promptly, the Filing Agent, without prior consultation with the Company or its legal counsel, changed the EDGAR filing code submission type to “8-A12B/A” and effected its filing with the Commission. As a result of the filing with the incorrect submission type header, the Form 8-A/A appears in the EDGAR system to amend the Company’s Form 8-A12B (File No. 001-34653) filed on March 9, 2010, with respect to a different class of the Company’s equity securities.
     Notwithstanding the fact that the content of the Form 8-A/A remains complete and correct in all material respects, including with respect to the reflection on the cover page of the Form 8-A/A that it was being filed pursuant to Section 12(g) of the Exchange Act, the apparent confusion caused by the filing of the Form 8-A/A with the improper submission type header has prompted representatives of The NASDAQ Stock Market LLC, with which the Company is seeking to have its to-be-registered Section 12(b) equity securities listed in connection with its initial public offering, to request that the Company seek to have the Form 8-A/A withdrawn.

     Therefore, and following telephone conversations with members of the Staff of the Commission on March 10, 2010, with respect to this matter, the Company hereby respectfully requests the consent of the Commission to withdraw the Form 8-A/A, without prejudice, in order to eliminate any confusion with respect to the Company’s registration of its equity securities pursuant to Section 12 of the Exchange Act. Accordingly, the Company hereby respectfully requests that an order granting withdrawal of the Form 8-A/A be issued as soon as possible and included in the file for the Form 8-A/A.
     The Company intends to re-file promptly Amendment No. 1 to the Application for Registration on Form 8-A, with the proper EDGAR filing code submission type “8-A12G/A”, to effect as originally contemplated the amendment to the Original Form 8-A12G. The Company understands that its Filing Agent has determined, after conversations with EDGAR Filer Support, how to effect properly the intended filing.
     Please forward copies of the order withdrawing the Form 8-A/A to the Company’s counsel, Holland & Hart LLP, One Boulder Plaza, 1800 Broadway, Suite 300, Boulder, Colorado 80302, Attn: Scott A. Berdan. In addition, please contact Mr. Berdan as soon as possible following execution of the order withdrawing the Form 8-A/A. Should you have any questions regarding this matter, please contact Mr. Berdan at (303) 473-2712.

Sincerely, First Interstate BancSystem, Inc.
By:	/s/ Carol Stephens Donaldson
	Name:	Carol Stephens Donaldson, Esq.
	Title:	Vice President and Corporate Secretary

encl.

cc:	Mr. Todd Schiffman, U.S. Securities and Exchange Commission
Assistant Director, Financial Services, Division of Corporation Finance
Ms. Tamara Kondic, The NASDAQ Stock Market LLC
Senior Analyst, Nasdaq Listing Qualifications
Mr. David G. Angerbauer, Holland & Hart LLP
Ms. Lesley Peng, Simpson Thacher & Bartlett LLP

Submission Notification
Subject: SUSPENDED FORM TYPE 8-A12G/A (0000950123-10-022801)
Date: 10-Mar-2010 06:04
THE FOLLOWING SUBMISSION HAS BEEN SUSPENDED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
FORM TYPE:	8-A12G/A	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	10-Mar-2010 06:03	SUSPENSE DATE:	10-Mar-2010 06:04
TEST FILING:	YES	CONFIRMING COPY:	NO
ACCESSION NUMBER: 0000950123-10-022801
FILE NUMBER(S):
     1. None.
THE PASSWORD FOR LOGIN CIK 0000950123 WILL EXPIRE 29-May-2010 20:23.
THIS SUBMISSION SHOULD BE RE-TRANSMITTED IN ITS ENTIRETY AFTER MAKING THE RECOMMENDED CORRECTIONS.
THE SUSPENDED SUBMISSION COULD CONTAIN ADDITIONAL ERRORS.
ERR:	INVALID_REPORTING_FILE_NUMBER_BLOCK

MSG:	The Reporting File Number 001-34653 for CIK 0000860413 does not have a valid prefix of 000- or 814-.

LOC:	LINE NUMBER: 0
------------------------------- NOTICE --------------------------------
URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.
The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.
We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

Submission Notification
Subject: SUSPENDED FORM TYPE 8-A12G/A (0000950123-10-022834)
Date: 10-Mar-2010 07:23
THE FOLLOWING SUBMISSION HAS BEEN SUSPENDED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
FORM TYPE:	8-A12G/A	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	10-Mar-2010 07:23	SUSPENSE DATE:	10-Mar-2010 07:23
TEST FILING:	YES	CONFIRMING COPY:	NO
ACCESSION NUMBER: 0000950123-10-022834
FILE NUMBER(S):
     1. None.
THE PASSWORD FOR LOGIN CIK 0000950123 WILL EXPIRE 29-May-2010 20:23.
THIS SUBMISSION SHOULD BE RE-TRANSMITTED IN ITS ENTIRETY AFTER MAKING THE RECOMMENDED CORRECTIONS.
THE SUSPENDED SUBMISSION COULD CONTAIN ADDITIONAL ERRORS.
ERR:	INVALID_REPORTING_FILE_NUMBER_BLOCK

MSG:	The Reporting File Number 001-34653 for CIK 0000860413 does not have a valid prefix of 000- or 814-.

LOC:	LINE NUMBER: 0
------------------------------- NOTICE --------------------------------
URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.
The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.
We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

Submission Notification
Subject: ACCEPTED FORM TYPE 8-A12B/A (0000950123-10-022826)
Date: 10-Mar-2010 06:32
THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.
*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
FORM TYPE:	8-A12B/A	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	10-Mar-2010 06:32	ACCEPTED DATE:	10-Mar-2010 06:32
TEST FILING:	YES	CONFIRMING COPY:	NO
ACCESSION NUMBER: 0000950123-10-022826
FILE NUMBER(S):
     1. 001-34653
THE PASSWORD FOR LOGIN CIK 0000950123 WILL EXPIRE 29-May-2010 20:23.
PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.
REGISTRANT(S):

1.	CIK:	0000860413
	COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
	FORM TYPE:	8-A12B/A
        FILE NUMBER(S):
               1. 001-34653
------------------------------- NOTICE --------------------------------
URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.
The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.
We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

Submission Notification
Subject: ACCEPTED FORM TYPE 8-A12B/A (0000950123-10-022827)
Date: 10-Mar-2010 06:57
THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
FORM TYPE:	8-A12B/A	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	10-Mar-2010 06:57	ACCEPTED DATE:	10-Mar-2010 06:57
FILING DATE:	10-Mar-2010 06:57
TEST FILING:	NO	CONFIRMING COPY:	NO
ACCESSION NUMBER: 0000950123-10-022827
FILE NUMBER(S):
     1. 001-34653
THE PASSWORD FOR LOGIN CIK 0000950123 WILL EXPIRE 29-May-2010 20:23.
PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.
REGISTRANT(S):

1.	CIK:	0000860413
	COMPANY:	FIRST INTERSTATE BANCSYSTEM INC
	FORM TYPE:	8-A12B/A
        FILE NUMBER(S):
               1. 001-34653
------------------------------- NOTICE --------------------------------
URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.
The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.
We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.